1040077

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

[redacted]

02032364

REGISTRANT'S NAME Blackrock Ventures Inc.

*CURRENT ADDRESS ______

PROCESSED
MAY 30 2002
THOMSON
FINANCIAL

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 4555 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4-22-02

BLACKROCK VENTURES INC.
2001 ANNUAL REPORT



A High Impact Year

In 2001, BlackRock Ventures made one of the most significant heavy oil discoveries in recent years.

BLACKROCK CORPORATE PROFILE

BlackRock Ventures Inc. is a Calgary-based junior oil company with operations focused on heavy oil in Western Canada. BlackRock's strategy is to create value through full-cycle exploration and development activities. We currently operate in three Core Areas that provide us with a combination of immediate cash flow projects and longer-term value creation opportunities.

BlackRock trades on The Toronto Stock Exchange under the symbol "BVI".



ABOUT THE COVER

"Seal is the most exciting heavy oil discovery since Pelican Lake."


Daily Production
(bbls/d)
3,200
2,400
1,600
800
0
'99
'00
'01
Hilda Lake
Conventional


Established Reserves
(millions of barrels)
10.00
7.50
5.00
2.50
0
'99
'00
'01

CORPORATE HIGHLIGHTS

	2001	2000	% change
Financial			
(in thousands, except per share amounts)			
Oil and gas revenues[1]	$ 14,095	$ 12,772	10
Cash flow from operations	$ 5,606	$ 5,202	8
Per share	$ 0.10	$ 0.10	–
Net earnings	$ 557	$ 1,250	(55)
Per share	$ 0.01	$ 0.02	(50)
Capital expenditures	$ 9,052	$ 20,763	(56)
Working capital	$ 1,162	$ 3,102	(63)
Long-term debt	$ –	$ –	–
Shareholders' equity	$ 39,249	$ 38,517	2
Common shares outstanding			
Basic	54,201	53,959	–
Fully diluted	58,490	58,979	(1)
Operating			
Production (bbls/day)			
Conventional properties	2,575	1,422	81
Hilda Lake	551	406	36
	3,126	1,828	71
Prices ($/bbl, net of hedging)			
Conventional properties	$ 15.00	$ 24.53	(39)
Hilda Lake	$ 14.02	$ 18.11	(23)
Reserves			
Crude oil (mbbls)			
Proven	6,415	5,842	10
Proven plus 50% probable	8,172	6,756	21
Natural gas (mmcf)			
Proven	464	439	6
Proven plus 50% probable	464	439	6
Undeveloped Land			
Gross acres	100,669	83,729	20
Net acres	79,619	59,879	33

(1) The net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in capital costs of the project until commercial production is achieved.

2001 was a watershed year for BlackRock, in which we truly proved our skill as an exploration team and showed our discipline as financial managers.

We made a significant new discovery at Seal in northern Alberta and endured a year of record differentials between light and heavy oil prices. While the high differential lowered our wellhead price and cash flow, it did not diminish our commitment or our ability to add share value. We achieved a 36 percent reduction in per barrel operating costs, which somewhat cushioned the decline in average sales prices.

We announced our exciting heavy oil discovery at Seal in October 2001. At that time we had already been working on the play for two years and had three horizontal wells on production. We spent eight months prior to October securing as much prospective land as possible. Based on the delineation wells we have drilled, we have up to 110 future development locations at an average working interest of 60 percent. In addition, we have only tested two of the five prospects we have on this play. In the next 12 months we will test the other three prospects, which could substantially increase BlackRock's development potential at Seal. In 2001, we spent 50 percent of our capital budget at Seal and as a result drilled only 6 wells at Lloydminster – down from 38 wells in 2000. Production at Lloydminster averaged over 2,400 barrels per day, however, in fall 2001 we shut in a portion of this production and opted not to invest in further well workovers due to low oil prices.

At Hilda Lake, BlackRock filed a commercial application for a 20,000 barrel per day commercial SAGD project. This was a significant milestone. The pilot continues to perform well, with the first well pair producing over 700,000 barrels of oil since commencing production just over four years ago. We expect to receive regulatory approval for Hilda Lake in 2002. Our next challenge is to secure financing for this cornerstone project.

Operating Philosophy

- BlackRock will continue to focus on heavy oil, which represents our competitive advantage in the oil and gas industry.
- We will use a minimum of debt in our capital structure because heavy oil is a volatile commodity. We want to safeguard the Company's strong balance sheet in order to capture opportunities and add value during times of low prices.
- We will continue to grow through a disciplined approach that includes testing, delineating and developing internally generated heavy oil prospects, rather than rely on acquisitions to increase production each quarter. This approach is somewhat riskier and results in uneven growth, since projects that add value on a per share basis do not appear at regular intervals. Nonetheless, this strategy will have the greatest long-term impact on share value.

Heavy Oil Prices (as a % of WTI)


90
80
70
60
'86
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

- Our investment decisions do not rely on high commodity prices to be successful. Instead, we maintain a low cost structure on all projects to ensure their economic viability during times of low prices.

Outlook for 2002

Currently, BlackRock has three significant heavy oil plays in different areas using three distinct technologies. We have a number of profitable near-term projects, balanced with longer-term high impact projects. This is exactly what we envisioned when we started nearly three years ago.

We are focusing on Seal during the first quarter of 2002, where we are completing our earning commitment by drilling five horizontal wells. Production testing of these wells will give us a better idea of the size of the development. We also plan to commence development drilling in the fall adjacent to our discovery well, once we receive regulatory approval for our development plan.

At Hilda Lake, we will continue the regulatory process while seeking an appropriate financial transaction that will maximize the value of Hilda Lake for our shareholders. At Lloydminster, we will strive to optimize existing production and maintain our low operating cost structure. Any discretionary capital will be spent at Lloydminster to test new prospects and to continue developing existing properties.

In March 2002, we issued, by way of a private placement, 12,000,000 common shares at $1.50 per share, generating proceeds to the Company of $18 million, before issue expenses. This will provide us with sufficient capital to begin development of our Seal play, as well as test other exciting prospects on our 40,000 net acres of land in the area.

Crude oil prices provided plenty of challenges for heavy oil producers in 2001, particularly in the fourth quarter when wellhead prices dropped to single digits. We are encouraged that early in 2002 the heavy oil price differential has narrowed significantly. This is presumably due to the planned re-commissioning of the Citgo heavy oil refinery in Illinois, which was damaged by a fire in 2001, as well as the agreement by OPEC and certain non-OPEC countries to curtail production. We have a planned capital expenditure program for 2002 of $12 million, which we are prepared to adjust as new opportunities arise.

We look forward to 2002 as we continue to develop some of our high impact opportunities in heavy oil. With the hard work of employees, the support of shareholders and the guidance of our Board of Directors, BlackRock has an exciting future.

On behalf of the Board of Directors,



John Festival
President
March 13, 2002

FREQUENTLY ASKED QUESTIONS

Q What does the Seal play mean for BlackRock?

A While we were building a heavy oil business in Lloydminster and moving the Hilda Lake SAGD pilot towards a commercial project, we had been looking for a large impact play. Seal is one of the best heavy oil projects that we have been associated with over the last few years. We now have three core plays, in three different oil producing formations, using three different technologies.

Q How does the Seal core area compare to your other areas?

A Our Lloydminster properties are characterized by highly profitable but relatively small and short lived reserves in a well established and very competitive heavy oil area. The commercial SAGD project at Hilda Lake is a very large, long-term project that has a long lead time and large initial capital requirements. The Seal project lies somewhere in between; the project is long term and very large, but can be developed in more manageable phases for a company of BlackRock's size.

Q The commodity and equity markets have not been kind to heavy oil producers lately. How do your three core areas stack up economically?

A At BlackRock, we don't rely on high commodity prices to save us from uneconomic projects. All of our project expenditures meet strict economic criteria. Our existing production at Lloydminster and our planned projects at Hilda Lake and Seal will make a good return on capital with long-term heavy oil prices and should have positive cash flow even in the depths of the commodity cycles. In addition, we believe that the Seal area, once infrastructure is in place, will have a significant cost advantage over all other heavy oil areas.

Q Why hasn't your production grown as dramatically in 2001 as 2000?

A In 2001 we devoted over $4.0 million, or 50 percent of our capital budget to the Seal area in order to test the prospect and capture as much of the prospective land before we disclosed our results. We worked on this play for two years, knowing that we would not have immediate cash flow and production from the area. In addition, since wellhead prices were lower in 2001 versus 2000, capital expenditures were curtailed which required us to postpone development of our Lloydminster properties. We will not take on significant debt to grow our production and we will not sacrifice long-term value growth for short-term production growth.

Stock Performance

(January 2001 – March 2002)


10,000
9,000
8,000
7,000
6,000
2.50
2.00
1.50
1.00
0.50
January – December 2001
March 08,2002
BlackRock Close ($)
TSE Index

Q Where will your focus be for 2002?

A At Seal, we will drill five additional wells early in the year to complete our land earning obligations. In addition, we are planning to commence development drilling late in 2002, after receiving regulatory approvals. At Lloydminster we will use our discretionary cash flow to continue development of our properties. At Hilda Lake, we will continue with the regulatory approval process which should conclude in 2002. This is a special project that requires $150 million of up-front capital and we are seeking a financial or operating partner before we proceed to the development stage.

Q Is BlackRock planning to diversify into natural gas exploration and production?

A Our business plan is focused on heavy oil, which is based on the experience and track record of the management team. Heavy oil is where BlackRock has a competitive advantage, however we will exploit natural gas and light oil opportunities as we encounter them in our exploration program.

Q Companies use various criteria such as earnings, production growth, and operating cost reductions to measure their success. What measures does BlackRock use?

A At BlackRock, we believe long-term value creation on a per share basis is the most important criteria. All of our investment decisions are evaluated based on how they can enhance long-term value creation. We prefer to drill and test our own heavy oil prospects because we believe the best economic returns are from internally-generated prospects. We also believe that acquiring other companies' production in order to grow leaves little economic benefit. Because heavy oil is a volatile commodity, we operate with a conservative balance sheet and use little, if any, debt.

Q How big could the Seal play really be? Do you have the funding to develop the project?

A Our Seal play consists of five blocks of land. Our activity in 2001 has focused on two of these blocks, covering 8,000 acres of our 40,000 acres in the area. Based on the initial test wells, we see up to 110 additional horizontal wells (66 net wells) on these two blocks. Development drilling will commence later this year. Additional exploration work will be conducted on the remaining three blocks in 2002 and first quarter of 2003. BlackRock has the ability to fund the development of Seal because the project can be developed in stages.

BlackRock's exploration and development strategy remains the same – the Company's focus is heavy oil. While heavy oil is a volatile commodity, it is profitable over an entire cycle provided a producer is a low cost operator and maintains financial discipline, particularly by keeping debt levels low to safeguard against the inevitable low pricing periods. Our technical team members have spent the majority of their careers in heavy oil and are very familiar with the parameters required to be successful with a volatile commodity.


ALBERTA
SASKATCHEWAN
SEAL
HILDA LAKE
Edmonton
LLOYDMINSTER
Calgary

This technical expertise in heavy oil has led BlackRock to concentrate its efforts on full cycle exploration activities. The Company believes full cycle exploration provides the best source of value creation, although it will generally take longer to be recognized through growth in production and reserves.

As a single-commodity producer, BlackRock attempts to balance its program between short, medium and long-term projects.

BlackRock currently has three Core Areas:

Hilda Lake, in northern Alberta, is a long-term value creation project. It has a large resource base but requires considerable capital to develop. BlackRock's four-year pilot project at Hilda Lake has met with success and is now ready for commercial development.

Lloydminster, Saskatchewan heavy oil projects have considerably smaller reserve potential than Hilda Lake but require lower capital commitments and can provide immediate cash flow to finance continued exploration. The area is a proven heavy oil region and is highly competitive with several producers active in the area.

Seal, in northern Alberta, is BlackRock's new Core Area. The reserve potential is large, the region is less competitive and this play requires less up-front capital to develop than Hilda Lake. The area's limited oil development to date has meant there is minimal heavy oil infrastructure available.

BlackRock's capital expenditures in 2001 were $9.1 million. More than $4.5 million or 50 percent of the program was spent at Seal drilling two wells and acquiring additional acreage. As a result of the Company's commitment to determining the longer term value potential at Seal, activity at Lloydminster was reduced in 2001, with only six development wells drilled and total expenditures of $2.5 million. At Hilda Lake, BlackRock incurred net expenditures of $1.1 million, primarily related to preparing the project's commercial development application.

A more detailed description of BlackRock's Core Areas follows.


R17
R16
R15
R14W5
T85
NORTH BLOCK
PEACE RIVER BLOCK
T84
Discovery Well
T83
CENTRAL BLOCK
WEST BLOCK
EAST BLOCK
T82

SEAL, ALBERTA

North Block to be tested Summer 2002.
Peace River Block to be tested Winter 2003.
West Block to be tested Winter 2003.

SEAL

Seal, is located in the Peace River Oil Sands deposit in northwest Alberta. BlackRock has been working on the Seal play for approximately two years, and has accumulated over 40,000 net acres of land in the area, through a combination of crown land sales and industry farm-ins. BlackRock's acreage is located in a part of the Peace River Oil Sands deposit with higher quality oil. This "lighter" oil can be produced using primary production technology, without the use of steam. BlackRock drilled three horizontal wells in 2001, with production averaging over 200 barrels of oil per day per well, as of December 31, 2001. The wells have been drilled to a vertical depth of 625 metres in the Bluesky Formation, with the horizontal section ranging from 900 metres to 1,100 metres in length. The net pay zone in the Bluesky ranges from 5 metres to 25 metres in total thickness. To date, we have experienced negligible sand production with the oil, which should result in low operating costs in the range of $3-$4 per barrel. The Company plans to drill five additional wells during the first quarter of 2002, which will complete BlackRock's drilling obligations for earning additional lands, and will help delineate BlackRock's working interest lands in the first two of five acreage blocks.

The oil at Seal is a heavy sour crude averaging 10.5° API. Heavy oil infrastructure is limited in the area and the oil produced is being trucked to third party oil batteries. We believe the size of the Seal project will justify construction of a pipeline to tie into the Rainbow Pipeline system, which, through connections to other pipelines, ships oil to refineries in the United States. Construction of a pipeline will improve wellhead prices as trucking and terminaling charges will be reduced.

Based on the activities undertaken to date, Sproule Associates has assigned 3.6 million barrels of proven and 50 percent probable reserves to the Seal area as at December 31, 2001. As delineation of the field progresses we believe there is considerable upside potential for the area. Based on the three horizontal wells drilled to date and initial results from drilling activities in the first quarter of 2002, we have up to 110 additional development locations. In addition, our current activities have tested only the first two of five blocks of land we have in the Seal area. Therefore, the Seal project will have a significant positive impact on our activities for several years. BlackRock intends to test the other three blocks in the Seal area later this year and during the first quarter of 2003.


ALBERTA
SEAL
SASKATCHEWAN
Edmonton
Calgary

Production (bbls/day) – 2001 average	115
API Gravity	10.5°
Established Reserves	3.6 million
Typical Initial Production Rates (bbls/day)	250
Average Working Interest	60%
Drilling and Completion Cost (per well)	$850,000
Undeveloped Land (net acres)	40,000



Typical wellhead configuration in the Seal area.

"Seal is the large impact area we've been looking for.

We have so far defined

110 development locations

and have

3 more prospects

to test."


R15
R14W5
CENTRAL BLOCK
HZ Development Plan
Drilled Wells
Future Wells
Existing Well Control
T84
T83
T83
5
10
15


R14W5
EAST BLOCK
HZ Development Plan
Drilled Wells
Future Wells
Existing Well Control
T83
T83
5
10

HILDA LAKE

"BlackRock has operated a successful SAGD pilot project for four years. The Hilda Lake project is ready for commercial development."


892
AEC Pipeline
LEASE BOUNDARY
857
ETHEL LAKE
HILDA LAKE
Cold Lake
55
892
857


ALBERTA
SASKATCHEWAN
HILDA LAKE
Edmonton
Calgary

BlackRock has been operating a SAGD thermal pilot project at Hilda Lake for more than four years. The success of the pilot has resulted in the Company filing an application to develop the lease into a commercial project producing 20,000 barrels of oil per day. The application was filed with the Alberta Energy and Utilities Board and Alberta Environment in August 2001, and BlackRock anticipates approval in 2002. The Company plans to develop the project in two phases of 10,000 barrels per day each. The first phase of development is expected to cost $150 million. BlackRock will have a 75 percent interest in the commercial project, which is expected to recover 191 million barrels of oil during the 25-year project life.

Production (bbls/day) - 2001 average	551
API Gravity	10.4°
Reserves (internal estimate)*	191 million
Typical Initial Production Rates (bbls/day)	400
Average Working Interest	75%

* Reserves will not be formally assigned until commercial development commences.




R3W4
T64
Phase 1
Phase 2
HILDA LAKE
Orion Project
Development Plan
Waterways
Future Potential
Existing Pilot Wells
Phase 1
Phase 2

The economics of a SAGD project are dependent on reservoir quality, oil prices and natural gas prices to generate steam. The Company's modelling suggests that operating costs for a commercial project should average $6.25 per barrel, assuming natural gas prices of $3.50 per mcf. Combined with all-in capital costs of $2.50 per barrel and a low oil sands royalty of one percent before payout, the break-even wellhead price is under $10 per barrel.

Although heavy oil prices are volatile, long-term average prices for the quality of oil produced at Hilda Lake range from $14-18 per barrel. Therefore, over the long-term, the project should provide a very attractive rate of return.

Since the pilot began four years ago, BlackRock has recovered more than 700,000 barrels of oil from the first well pair. The second well pair went on production in autumn 2000. Production response in the second well pair was slower than in the original pair due to increased distance between the steam injector and the oil producer in the second well pair. However, the production from each well is now approximately the same and, in the fourth quarter, combined production was over 600 barrels per day. Activities continue on production optimization and improving thermal efficiency of the wells.

LLOYDMINSTER

"Lloydminster is an established heavy oil region. Wells can be drilled inexpensively and put on production quickly to provide cash flow to fund our capital programs."





ALBERTA
SASKATCHEWAN
Edmonton
LLOYDMINSTER
Calgary

Production (bbls/day) - 2001 average	2,460
API Gravity	13°
Established Reserves	4.6 million
Typical Initial Production Rates (bbls/day)	60
Average Working Interest	100%
Drilling and Completion Cost (per well)	$275,000
Undeveloped Land (acres)	30,000

BlackRock initially acquired an interest in the Lloydminster area in 1999. During the two years since the acquisition BlackRock has grown production in the area to more than 2,000 barrels per day.

The Lloydminster area offers multi-zone potential, with most of the production coming from the high productivity Sparky and Waseca formations.

Due to low heavy oil prices in 2001, activity in the area was limited, with only six wells drilled. It is essential to control costs in a low price environment, and this was the focus of BlackRock's 2001 activities. The Company succeeded in reducing operating costs to $5.49 per barrel of production from $8.56 per barrel in 2000. This decrease is attributable to reduced sand disposal costs and associated well servicing expenses, and to lower propane use at well sites. BlackRock has identified more than 50 development drilling locations in the Lloydminster area, which the Company will pursue as heavy oil prices improve. As at December 31, 2001, Sproule Associates had assigned 4.6 million barrels of proven plus 50 percent probable reserves to this core area.

Land

In 2001, BlackRock increased its undeveloped land base by 33 percent to 79,619 net acres. Most of the additional land was acquired in the Company's new core area, Seal. In addition, BlackRock sold 12,800 acres of undeveloped land in non-core areas.

Undeveloped Land

	Gross Acres	Net Acres
Alberta	80,347	59,575
Saskatchewan	20,322	20,044
Total	100,669	79,619

Production

BlackRock's oil production increased by 71 percent in 2001 to an average of 3,126 barrels of oil per day, compared to 1,828 barrels per day in 2000. The increase is attributable to the development drilling at Forestbank, initial production from the first three wells at Seal and the continued production optimization of the second well pair at Hilda Lake.

(barrels per day)	2001	2000
Conventional Heavy Oil		
Lloydminster		
Forestbank	**1,768**	850
Eagle Creek	**383**	146
Edam North	**121**	88
Other	**188**	338
Seal	**115**	–
	2,575	1,422
Hilda Lake (thermal)	**551**	406
Total	**3,126**	1,828

BlackRock's oil production is sold on a month-to-month basis to various oil marketers. Periodically, the Company will enter into a financial or physical hedge to fix the price on a portion of its revenue stream. At December 31, 2001, BlackRock had not hedged any future production.

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows

In 2001, BlackRock increased its established reserves by 21 percent, to 8.2 million barrels. The increase is attributable to new reserves added at our recent discovery at Seal, partially offset by a revision of reserves in the Lloydminster area, principally the Eagle Creek field. At Eagle Creek, several of the wells have not performed as expected and we reduced our capital expenditures in the area until we fully understand the reservoir performance. Accordingly, certain reserves previously recorded for the area were removed from the current year's report. Additional reserves at Seal will be added as our development plan is implemented. BlackRock's reserves were evaluated by Sproule Associates Limited, an independent petroleum engineering firm.

	Oil Reserves		Natural Gas Reserves		Present Value Of Future Cash Flow From Reserves Discounted at		
	Gross[1]	Net[2]	Gross[1]	Net[2]	0%	10%	15%
	(mbbls)		(mmcf)			($000s)	
Proved developed producing	2,721	2,383	322	284	28,414	22,980	21,032
Proved non-producing	909	793	142	117	10,963	5,864	4,565
Proved undeveloped	2,785	2,572	–	–	21,954	13,915	11,314
Total proved	6,415	5,748	464	401	61,331	42,759	36,911
Probable at 50%	1,757	1,561	–	–	16,960	9,774	7,798
Total established	8,172	7,309	464	401	78,291	52,533	44,709

(1) Refers to Company interest before royalties.
(2) Refers to Company interest after royalties.

The following table summarizes the changes in the Company's share of oil and natural gas reserves (before royalties) from December 31, 1999 to December 31, 2001.

	Oil & NGLs (mbbls)			Gas (mmcf)		
	Proved	Probable	Total	Proved	Probable	Total
Balance, Dec 31, 1999	1,889	145	2,034	939	–	939
Additions	4,333	838	5,171	–	–	–
Revisions	128	(69)	59	(376)	–	(376)
Production[1]	(508)	–	(508)	(124)	–	(124)
Balance, Dec 31, 2000	5,842	914	6,756	439	–	439
Additions	2,393	1,031	3,424	–	–	–
Revisions	(898)	(188)	(1,086)	133	–	133
Production[1]	(922)	–	(922)	(108)	–	(108)
Balance, Dec 31, 2001	6,415	1,757	8,172	464	–	464

(1) Excludes production from the Hilda Lake property as no reserves have been assigned.

The pricing assumptions used in preparing the estimated future cash flows were as follows:

		Oil	Natural Gas
	WTI at Cushing, Oklahoma $US/bbl	Heavy Oil 12° API at Hardisty $Cdn $/bbl	Alberta plant gate gas price $Cdn/mmBtu
2002	20.53	16.53	3.12
2003	21.03	19.57	3.90
2004	21.12	22.19	4.18
2005	21.44	22.64	4.26
2006	21.76	23.16	4.33
2007	22.08	23.64	4.41
2008	22.42	24.11	4.49
2009	22.75	24.60	4.57
2010	23.09	25.10	4.65
2011	23.44	25.60	4.74
2012	23.79	26.11	4.82
2013	24.15	26.62	4.91
Escalation rate of 1.5% per year thereafter			

Finding and Development Costs

The following table outlines the finding and development costs of reserve additions for 2001 and for the three-year period 1999 to 2001.

	2001	1999-2001
Capital expenditures ($ millions)[1]	**6.7**	35.0
Proved reserves added (mmboe)	**1.5**	8.0
Established reserves added (mmboe)	**2.4**	9.7
Average cost ($/boe) (proved)[2]	**4.38**	4.39
Average cost ($/boe) (established reserves)[2]	**2.82**	3.60

[1] Excludes capital costs related to the Hilda Lake SAGD property.

[2] "All-in" finding and development costs, which includes future costs, for 2001 and for the three year period 1999-2001 are as follows: Proven reserves – $11.43 and $5.73 respectively;
Established reserves – $8.69 and $5.02 respectively.

Reserve Life Index

The following table indicates the number of years of reserves remaining using the 2001 average production rate.

	2001
Production (mbbls)	**940**
Proved reserves (mmbbls)	**6.5**
Established reserves (mmbbls)	**8.2**
Proved reserve life index (years)	**6.9**
Established reserve life index (years)	**8.7**

Recycle Ratio

The recycle ratio measures the efficiency of turning a barrel of oil equivalent of reserves into a new barrel of oil equivalent of production. It accomplishes this by comparing the operating netback per barrel of oil equivalent to the average proven plus probable finding and development cost per barrel. Due to lower heavy oil prices in 2001, the Company's recycle ratio dropped from 2000.

	2001	2000
Operating netback ($/boe)	**7.69**	12.51
Average finding & development cost on established reserves ($/boe)	**2.82**	3.89
Recycle ratio	**2.73**	3.22

Corporate Responsibility

BlackRock works to ensure the safety, health and welfare of the Company's employees, contractors, suppliers and the public. BlackRock promotes safe work practices and training with policies and procedures for field operations. BlackRock uses its best efforts to ensure that all such operations comply with government regulations and industry standards. Regular safety audits are conducted to ensure compliance and to identify opportunities to reduce risks associated with field operations.

BlackRock is committed to the protection of the environment. BlackRock promotes environmental awareness and manages environmental issues through the Company's policies, procedures and inspections. Regular environmental audits are conducted to ensure compliance and to identify opportunities to reduce risks and greenhouse gas emissions associated with field operations.

Increasingly, BlackRock's operations involve First Nations groups. We are committed to building positive relationships with Aboriginal communities in the areas where we operate.

Results of Operations

Overview

Crude oil markets were volatile in 2001, with the W.T.I. reference price ranging from a low of US$17.12 per barrel to a high of US$32.70 per barrel. For the year, crude prices averaged US$25.90, or 14 percent lower than during 2000. The drop in prices is attributable to the slowdown in the North American economies as well as the effects of the September terrorist attack on the World Trade Center. Heavy oil prices were even more volatile. The Bow River Heavy Oil reference price averaged US$16.19 per barrel in 2001, down 30 percent from 2000. Reasons for this volatility included high cracking spreads early in the year and a fire at an oil refinery in Illinois that processed predominantly heavy oil from Canada. The refinery shut-down depressed Canadian heavy oil prices in the fourth quarter of 2001 as alternative buyers of the displaced heavy crude were difficult to source. The Illinois refinery has been repaired and is expected to be back in operation in March 2002.

Crude Oil Prices

(US$/bbl)	2001	2000	% change
W.T.I. crude oil	**25.90**	30.20	(14)
Bow River heavy oil	**16.19**	23.13	(30)


($US/bbl)
35
30
25
20
15
10
5
0
'99
'00
'01
WTI
Bow River Heavy

Due to a slow economic recovery, many crude oil analysts are forecasting that prices will remain in the US$20/bbl range for 2002. It is hoped the recent agreement among OPEC and certain non-OPEC oil producing countries to curtail production will stabilize the supply and demand balance for crude oil and have a positive effect on heavy oil producers as it is expected that most of the curtailed production will consist of heavier grades. Early in 2002 the differential has narrowed to more seasonal averages.

Netbacks

($/bbl)	2001	2000	% Change
Sales price	**15.00**	24.53	(39)
Royalties	**1.82**	3.46	(47)
Production expenses	**5.49**	8.56	(36)
Netback	**7.69**	12.51	(39)
Royalty percentage	**12**	14	(14)
Average daily production barrels	**2,575**	1,422	81


Operating Costs
($/bbl)
18
15
12
9
6
3
0
'99
'00
'01


General & Administrative
($/bbl)
3.00
2.50
2.00
1.50
1.00
0.50
0
'99
'00
'01

Revenues

Crude oil sales increased by 10 percent in 2001 to $14.1 million from $12.8 million in 2000. The increase in revenues is attributable to an 81 percent increase in oil production, partially offset by a 39 percent decrease in the average crude oil sales price. Conventional crude oil production averaged 2,575 barrels per day in 2001 compared to 1,422 barrels per day in 2000. The increase in production is due to drilling activities at Lloydminster in late fall 2000 as well as initial production from the new wells at Seal, in northern Alberta. BlackRock received an average wellhead price of $15.00 per barrel in 2001 compared to $24.53 per barrel in 2000. These average unit prices include a hedging loss of $1.41 per barrel in 2001 and $1.76 per barrel in 2000. Periodically, in order to stabilize a portion of its revenue stream, the Company may enter into crude oil hedging contracts. BlackRock has not hedged any 2002 production.

Royalty Expense

Royalty expense decreased to $1.7 million from $1.8 million in 2000. As a percentage of gross revenue, royalties decreased to 12 percent from 14 percent, due principally to lower crude oil prices in 2001. Generally, royalty rates on heavy oil production are lower than on light oil and natural gas. In addition, Crown royalties on oil sands lands such as Seal are eligible for the one percent rate before payout.

Operating Costs

Operating costs in 2001 increased to $5.2 million from $4.5 million in 2000. The increase was attributable to higher production levels in 2001. However, on a per barrel basis, operating costs dropped to $5.49 per barrel from $8.56 per barrel in 2000. The decline of 36 percent is due to lower sand disposal and well servicing costs, which are generally higher during the initial production phase of a heavy oil well, and the elimination of propane use at several locations by installing a casing gas gathering system to capture associated gas from these wells.

General and Administrative

General and administrative costs decreased by 19 percent to $1.3 million in 2001 from $1.5 million in 2000. The decrease in costs in 2001 was due to certain contractual employment obligations incurred in 2000. Due to higher production volumes, administrative costs on a unit of production basis averaged $1.34 for the year, compared to $2.97 per barrel in 2000.

	2001		2000	
	Amount	$/bbl	Amount	$/bbl
Gross G &A expense	1,831	1.95	2,012	3.86
Capitalized portion	574	0.61	465	0.89
Net G&A expense	1,257	1.34	1,547	2.97

Depletion, Depreciation and Site Restoration

Depletion and depreciation expense increased to $4.6 million in 2001 from $2.6 million in 2000 due to increased production levels. On a barrel of oil equivalent basis, the depletion and depreciation rate was $4.91 in 2001 compared to $5.04 in 2000. The lower per barrel amount is due to reserves added as a result of the Company's successful drilling program over the last 18 months. Included in depletion and depreciation expense is a provision for estimated future abandonment and site restoration costs. This provision is made on a unit of production basis over the life of the Company's proven reserves. At December 31, 2001, the Company's estimate for future abandonment and site restoration costs is $3.1 million, with $0.6 million included in the balance sheet at December 31, 2001.

Income Taxes

In 2001, BlackRock incurred current income tax expenses of $0.6 million, compared to $0.5 million in 2000. Taxes in 2001 included $0.5 million related to the Saskatchewan Resource Surcharge and $0.1 million of Federal Large Corporations Tax. All other income taxes have been deferred by using the Company's accumulated tax pools.

BlackRock has the following tax pools available to apply against income in future years:

	Available Balance	Maximum Annual Deduction
Canadian oil and gas property expense	$ 6,698,000	10%
Canadian exploration expense	1,972,000	100%
Canadian development expense	11,229,000	30%
CCA pools	8,239,000	20-30%
Non-capital losses	$ 2,018,000	100%

At current commodity prices and the Company's planned level of capital expenditure, BlackRock does not anticipate being cash taxable in 2002 other than payments for the Saskatchewan Resource Surcharge and Federal Large Corporations Tax.

Cash Flow from Operations and Net Earnings

Cash flow from operations increased eight percent in 2001 to $5.6 million or $0.10 per share compared to $5.2 million or $0.10 per share in 2000. Improvements in production and unit operating costs in 2001 were offset by the drop of 39 percent in the average unit sales prices. BlackRock's net earnings in 2001 were $557,000 or $0.01 per share compared to $1.3 million or $0.02 per share in 2000.

Hilda Lake SAGD Project

Until the Hilda Lake SAGD project reaches the commercial production stage, BlackRock is recording all revenues and expenses from the project as an adjustment to capitalized costs. During 2001, BlackRock sold 201,193 barrels of oil (an average of 551 barrels per day) from the Hilda Lake project, generating project cash flow of $0.9 million. The increase in production from an average of 406 barrels per day in 2000 is attributable to the second horizontal well pair coming on production in September 2000. BlackRock received an average wellhead price at Hilda Lake of $14.02 per barrel, compared with $18.11 per barrel in 2000. The wellhead price in 2000 included a hedging loss of $8.25 per barrel. Production expenses at the Hilda Lake facility were $9.20 per barrel in 2001 compared with $11.29 per barrel in 2000, reflecting greater efficiencies due to higher production volumes.

Production Revenues
($ millions)


15
12
9
6
3
0
'99
'00
'01

Cash Flow
($ millions)


6
5
4
3
2
1
0
(1)
'99
'00
'01

Hilda Lake SAGD Project

($/bbl)	2001	2000	% change
Production	**551**	406	36
Sales price	**14.02**	18.11	(23)
Royalties	**0.43**	0.51	(16)
Production expenses	**9.20**	11.29	(19)
Netback	**4.39**	6.31	(30)

Quarterly Financial Information

2001	Q1	Q2	Q3	Q4	Total
($000s, except per share data and production)					
Production (boe/day)	2,786	2,588	2,697	2,233	2,575
Wellhead price, per boe	14.41	14.23	20.40	10.07	15.00
Revenues	3,613	3,352	5,062	2,068	14,095
Operating costs	1,578	1,103	1,297	1,177	5,155
Net earnings	(77)	262	661	(289)	557
Per share	0.00	0.00	0.01	0.00	0.01
Cash flow from operations	1,166	1,570	2,513	357	5,606
Per share	0.02	0.03	0.05	0.00	0.10
Capital expenditures	955	2,856	3,907	1,334	9,052
Weighted average shares outstanding	53,964	54,089	54,089	54,151	54,058

2000	Q1	Q2	Q3	Q4	Total
($000s, except per share data and production)					
Production (boe/day)	647	1,214	1,500	2,317	1,422
Wellhead price, per boe	28.61	27.91	31.20	17.35	24.53
Revenues	1,685	3,083	4,306	3,698	12,772
Operating costs	529	1,006	1,114	1,805	4,454
Net earnings	4	414	1,062	(230)	1,250
Per share	0.00	0.01	0.02	(0.01)	0.02
Cash flow from operations	541	1,428	2,497	736	5,202
Per share	0.01	0.03	0.05	0.01	0.10
Capital expenditures	5,362	2,461	4,299	8,641	20,763
Weighted average shares outstanding	53,928	53,928	53,928	53,957	53,938

Liquidity and Capital Resources

In prior years, heavy oil has been a more volatile commodity than either light oil or natural gas. Heavy oil price differentials typically narrow in the summer due to increased demand for asphalt and widen in the winter months when there is less demand. This volatility has led BlackRock to maintain a conservative balance sheet. At December 31, 2001 BlackRock did not have any outstanding bank loans or other forms of long-term debt. However, in 2001, BlackRock established a $5 million credit facility with a Canadian chartered bank. The intent of the facility is to provide capital in the event BlackRock sees an attractive acquisition opportunity or to provide bridge financing of a development program until other forms of capital can be sourced.

BlackRock's 2001 capital program was financed from working capital, cash flow from operations and property dispositions. Due to lower commodity prices during the year, the Company reduced its capital program to reflect the lower cash flow. BlackRock incurred capital expenditures of $9.1 million on oil and gas activities in 2001, compared to $20.8 million in 2000. The 2001 program included drilling 8 (8 net) wells compared to 45 wells drilled in 2000. Of total expenditures, $1.9 million was invested in the Hilda Lake project ($1.1 million net of operating revenues) and $8.0 million was spent on the Company's conventional heavy oil program. In addition, BlackRock sold underdeveloped non-core acreage for $1.3 million.

Summary of Capital Expenditures

($000s)	2001	2000
Land and acquisition	1,006	4,219
Geological and geophysical	93	196
Drilling and completion	5,307	10,525
Equipment, facilities	1,481	5,926
Overhead and other	577	465
Hilda Lake commercial development application	1,471	368
Net operating revenues from Hilda Lake property	(883)	(936)
Total	9,052	20,763
Allocation:		
Conventional heavy oil program	7,991	19,634
Hilda Lake SAGD project	1,061	1,129
	9,052	20,763

During 2001, 242,000 common shares were issued for proceeds of $175,000 from the exercise of employee stock options. At December 31, 2001, the Company had 54,201,304 common shares outstanding and 4,289,134 stock options outstanding.

For 2002, BlackRock has established an initial capital budget of $12 million. The capital program will concentrate on exploration and development activities at Seal and completion of the commercial development process at Hilda Lake. BlackRock anticipates that this program will be funded from cash flow and proceeds from a private placement of common shares which occurred in March 2002. BlackRock issued 12,000,000 common shares at $1.50 per share for proceeds of $18,000,000 before issue expenses. The 2002 capital budget can be readily adjusted as new opportunities arise.

The capital requirement for the first phase of commercial development at Hilda Lake will be approximately $150 million, which is beyond the Company's current financial capacity. BlackRock is searching for a financial or operating partner to participate in development.

Business Risks

The oil industry involves a wide variety of risks that can materially affect the operational and financial performance of a company. These risks include, but are not limited to, the following:

- Historically, the price of crude oil and natural gas has been volatile and is subject to wide fluctuations in response to changes in the supply and demand for crude oil, market uncertainty, weather conditions, exchange rate fluctuations and a variety of other factors beyond the control of the Company. The Company is able to mitigate some of these fluctuations through hedging programs and other risk management procedures.

- The Company's future success is dependent on its ability to find or acquire additional reserves that are economically recoverable. Without successful exploration and development activities, the proven reserves of the Company will decline as reserves are produced. This risk can be managed by using strict economic criteria for new projects and retaining highly skilled, knowledgeable personnel in all phases of oil operations.

- There are a number of uncertainties inherent in estimating the quantities of petroleum reserves. Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimated reserve quantities will also be impacted by forecast commodity prices used to calculate economic recoverable reserves.

- Heavy oil is not as readily marketable as conventional light oil. Heavy oil must undergo more intensive refining processes before it is a marketable product and, as a result, market prices are lower for heavy oil on a comparable basis. Moreover, there is less refining capacity for heavy oil than light oil because of the intricacies and higher costs of producing refined products. The overall availability of markets is beyond the control of the Company. As the Company's production base increases, these risks can be reduced by entering into long-term supply agreements with refiners.

- The oil and gas industry is affected by an extensive regulatory regime. Regulations are in place to protect the environment, the safety of the workplace and the communities in which we operate. A breach of these regulations may result in the imposition of fines and penalties, including an order for the cessation of operations at the site until satisfactory remedies are made. The Company is committed to complying with these regulations.

- The oil and gas industry is capital intensive. Capital requirements are subject to capital market risks, primarily the availability and cost of capital. BlackRock must compete for capital under prevailing capital market conditions and there are no assurances it will be able to raise the required capital to acquire, explore for and develop new projects, as well as finance development of existing properties.

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying financial statements and all of the data included in this annual report are the responsibility of management. Management has prepared the financial statements in accordance with accounting principles generally accepted in Canada. Where necessary, the financial statements include estimates which are based on management's informed judgement.

Management is responsible for the integrity and objectivity of the financial statements. Management has established systems of internal controls which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

Independent auditors are appointed annually by the shareholders to express an opinion on the Company's financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board exercises its responsibility through the Audit Committee, which is comprised of non-management directors. The Committee meets with management, the external auditors and the Company's independent reserve engineers to satisfy itself that management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board for approval.

John Festival
President
March 1, 2002

Don Cook
Vice President, Finance
and Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of BlackRock Ventures Inc. as at December 31, 2001 and 2000 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards required that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Canada
March 1, 2002

As at December 31 (Cdn$ in thousands)	2001	2000
Assets		
Current assets		
Cash and short-term deposits	$ 1,693	$ 10,734
Accounts receivable	1,132	2,323
Prepaid expenses	118	85
	2,943	13,142
Oil and gas properties (note 3)	43,823	40,342
Other assets	70	90
	$ 46,836	$ 53,574
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accruals	$ 1,781	$ 10,040
Provision for site restoration	618	262
Future income taxes (note 6)	5,188	4,755
	7,587	15,057
Shareholders' equity		
Common shares (note 4)	49,946	49,771
Deficit	(10,697)	(11,254)
	39,249	38,517
	$ 46,836	$ 53,574

Signed on behalf of the Board:

Director

Director

STATEMENTS OF OPERATIONS

Years ended December 31 (Cdn$ in thousands, except per share amounts)	2001	2000
Revenue		
Oil and gas	$ 14,095	$ 12,772
Royalties	(1,714)	(1,802)
	12,381	10,970
Expenses		
Production	5,155	4,454
General and administrative	1,257	1,547
Depletion and depreciation	4,616	2,622
	11,028	8,623
Income before undernoted	1,353	2,347
Other income		
Interest income	195	736
Earnings before income taxes	1,548	3,083
Provision for income taxes		
Current	558	503
Future (note 6)	433	1,330
	991	1,833
Net earnings for the year	$ 557	$ 1,250
Earnings per share (note 8)		
Basic and Diluted	$ 0.01	$ 0.02

STATEMENTS OF CASH FLOWS

Years ended December 31 (Cdn$ in thousands)	2001	2000
Cash provided by (used in):		
Operating Activities		
Net earnings for the year	$ 557	$ 1,250
Non-cash charges to earnings		
Depletion and depreciation	4,616	2,622
Future income taxes	433	1,330
Cash flow from operations	5,606	5,202
Net change in non-cash working capital	(233)	1,176
	5,373	6,378
Investment Activities		
Additions to oil and gas properties	(9,052)	(20,763)
Sale of oil and gas properties	1,341	–
Other assets	(10)	(76)
Net change in non-cash working capital	(6,868)	5,281
	(14,589)	(15,558)
Financing Activities		
Net proceeds on issue of common shares	175	22
Decrease in cash	(9,041)	(9,158)
Cash and short-term deposits, beginning of year	10,734	19,892
Cash and short-term deposits, end of year	$ 1,693	$ 10,734
Cash flow from operations per share		
Basic	$ 0.10	$ 0.10
Diluted	$ 0.10	$ 0.09
Supplemental disclosure:		
Cash interest received	$ 195	$ 909
Cash taxes paid (capital tax and large corporation tax)	$ 577	$ 132

STATEMENTS OF DEFICIT

Years ended December 31 (Cdn$ in thousands)	2001	2000
Deficit, beginning of year	$ (11,254)	$ (10,148)
Earnings for the year	557	1,250
Reduction due to change in policy on accounting for income taxes (note 6)	–	(2,356)
Deficit, end of year	$ (10,697)	$ (11,254)

Years ended December 31, 2001 and 2000
(Tabular amounts in Cdn$ thousands, except per share amounts, unless otherwise indicated)

1. Nature of Operations

The Company's principal business is the acquisition, exploration and development of production from heavy oil properties in Canada. These activities include the construction and operation of a pilot plant on its Hilda Lake Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production.

The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

2. Accounting Policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in Canada. Those policies considered significant are outlined below:

(a) Oil and Gas Properties

The full cost method of accounting is followed whereby all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized.

Such capitalized costs include lease acquisition, geological and geophysical, drilling, plant and equipment costs and related overhead.

Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded. Revenues and costs associated with the Company's output from its Hilda Lake bitumen property are being recorded as an adjustment to the capitalized costs until the project reaches the commercial production stage.

Capitalized costs less accumulated depletion, depreciation, the provision for site restoration and future income taxes are limited to the sum of the following (the "cost ceiling"): (i) the estimated undiscounted future net revenue derived from proved reserves net of future development costs, financing costs, production related general and administrative costs and income taxes; and (ii) the cost less the impairment of unproved properties.

The Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(b) Depreciation, Depletion and Amortization

Depreciation and depletion for oil and gas properties are calculated using the unit-of-production method which is based on production volumes, before royalties, and proved reserve volumes as estimated by an independent petroleum engineering firm. Gas volumes are converted to equivalent oil volumes based on the relative energy content of six mcf of gas to one barrel of oil. Included in oil and gas properties are expenditures related to unproven properties which have been excluded from the depletion calculation until such time as it is determined whether proved reserves are attributable to the properties or impairment in value has occurred.

(c) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

(d) Site Restoration Costs

Estimated removal and site restoration costs of oil and gas properties are charged to earnings over the estimated life of the properties by the unit-of-production method, based on commercially recoverable proved reserves.

(e) Stock Option Plan

The Company has a stock option plan which is described in note 4. No expense is recognized for this plan when stock options are issued. Any consideration paid by the option holder on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(f) Cash and Short-Term Investments

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits. Cash equivalents and short-term investments are stated at cost, which approximates market value.

(g) Use of Estimates

The amounts recorded for depletion, depreciation and amortization of property and equipment and the provision for future site restoration are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(h) Per Share Amounts

Basic earnings per share is calculated by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options were exercised. The treasury stock method is used to determine the dilutive effect of stock options.

3. Oil and Gas Properties

(Cdn$ in thousands)	2001	2000
Petroleum and natural gas interests	$ 34,971	$ 28,321
Accumulated depletion and depreciation	(6,595)	(2,365)
	28,376	25,956
Hilda Lake SAGD project	15,447	14,386
	$ 43,823	$ 40,342

During the year ended December 31, 2001, the Company capitalized $574,000 (2000 – $465,000) of general and administrative costs related to exploration and development activity.

At December 31, 2001, the depletion and depreciation calculation excluded unproved properties of $20,755,000 (2000 – $20,245,000).

4. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value.

Unlimited number of preferred shares, without nominal or par value.

(b) Issued:

(Cdn$ in thousands)	Number of Shares	Amount
Common shares		
Balance December 31, 1999	53,928,304	$ 49,749
Stock options exercised	31,000	22
Balance December 31, 2000	53,959,304	49,771
Stock options exercised	242,000	175
Balance December 31, 2001	54,201,304	$ 49,946

(c) Stock Options

The Company has established a stock option plan pursuant to which 5,378,900 common shares are available for the granting of incentive stock options. Pursuant to the plan, the exercise price of the option cannot be less than the market price of the common shares on the day the option is granted. The options generally vest over a two or three year period and are issued for a maximum term of ten years. Incentive stock options totaling 4,289,134 common shares were outstanding at December 31, 2001. Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares	Range of Exercise Prices Per Share	Average Exercise Price Per Share
Balance December 31, 1999	4,906,300	$ 0.57 – 2.00	$ 0.81
Granted	150,000	0.86 – 1.02	0.98
Cancelled	(5,000)	0.58	0.58
Exercised	(31,000)	0.70	0.70
Balance December 31, 2000	5,020,300	0.57 – 2.00	0.81
Granted	62,500	0.91 – 1.06	1.04
Cancelled	(551,666)	0.70 – 2.00	1.89
Exercised	(242,000)	0.70	0.70
Balance December 31, 2001	4,289,134	$ 0.57 – 1.70	$ 0.68

The following table sets forth information about stock options outstanding as at December 31, 2001.

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Options	Weighted Average Price Per Share	Remaining Contractual Life	Options Exercisable	Weighted Average Price Per Share
$0.57–$0.69	2,650,000	0.57	7.34	2,600,000	0.57
$0.70–$0.99	1,334,134	0.77	6.06	1,309,968	0.77
$1.00–$1.25	155,000	1.03	8.60	75,000	1.01
$1.26–$1.70	150,000	1.48	5.68	150,000	1.48
	4,289,134	0.68	6.93	4,134,968	0.67

5. Bank Credit Facilities

As at December 31, 2001, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus 1/2 percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is secured by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At December 31, 2001, there were no advances outstanding under this facility.

6. Income Taxes

The differences between the expected income tax provision and the reported income tax provision are summarized as follows:

(Cdn$ in thousands)	2001	2000
Tax expense @ 44.35% (2000 – 45.35%) of earnings before tax	$ 687	$ 1,398
Crown payments not deductible for tax purposes	609	774
Resource allowance	(712)	(728)
Alberta Royalty Tax Credit	(18)	(36)
Large corporations tax and provincial capital tax	558	503
Other	(133)	(78)
	$ 991	$ 1,833

The components of the net future income tax liability at December 31, 2001 and 2000 are as follows:

(Cdn$ in thousands)	2001	2000
Future income tax assets		
Non-capital loss carry-forwards	$ 895	$ 68
Future site restoration costs	274	116
Share issue costs	–	29
Other	16	19
	1,185	232
Future income tax liabilities		
Carrying value of capital assets in excess of tax basis	6,373	4,987
Net future income tax liability	$ 5,188	$ 4,755

Effective January 1, 2000, the Company changed the method of accounting for income taxes from the deferral method to the liability method. The new method was applied retroactively without restatement of prior periods. The effect of the change in accounting policy on the financial statements was to increase the deficit by $2,356,000, with a corresponding increase in the provision for future income tax liabilities on the balance sheet. There was no effect on the provision for income taxes for the current year as a result of the change in account policy.

7. Financial Instruments

(a) The carrying amounts of cash, accounts receivable, and accounts payable and accruals approximate fair value because of the short maturity of these instruments.

(b) Periodically, the Company enters into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. At December 31, 2001, none of the Company's future production was hedged.

(c) The Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. In addition, the Company sells production to a range of purchasers who are subject to internal credit review to minimize the risk of non-payment.

8. Earnings Per Share

In 2000, the Company retroactively adopted the new Canadian Institute of Chartered Accountants standard for the calculation, presentation and disclosure of earnings per share. Under the new standard the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options.

(Cdn$ in thousands)	2001	2000
Net earnings	$ 557	$ 1,250
Weighted average number of shares outstanding	54,058,137	53,937,637
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options	1,397,784	806,366
Basic earnings per share	$ 0.01	$ 0.02
Diluted earnings per share	$ 0.01	$ 0.02

9. Subsequent Event

Subsequent to December 31, 2001, the Company entered into an agreement to issue, for cash, 12,000,000 common shares at a price of $1.50 per share, resulting in estimated proceeds to the Company, net of issuing costs, of $16,800,000. The transaction is expected to close on March 6, 2002.

Years ended December 31	2001	2000	1999	1998	1997
Financial ($ thousands, except per share data)					
Oil and gas revenues	14,095	12,772	295	–	361
Cash flow from operations	5,606	5,202	(497)	(1,294)	(359)
Per share	0.10	0.10	(0.01)	(0.02)	0.00
Net earnings (loss)	557	1,250	1,840	(8,698)	729
Per share	0.01	0.02	0.03	(0.17)	0.01
Capital expenditures	9,052	20,763	9,191	1,299	8,576
Total assets	46,836	53,574	42,889	38,727	43,612
Shareholders' equity	39,249	38,517	39,601	37,842	43,315
Operations					
Production					
Total (mboe)	940	520	11	–	19
Per day (boe)	2,575	1,422	30	–	52
Average crude oil sales price	15.00	24.53	26.97	–	18.28
Reserves (mboe)					
Proven	6,492	5,915	2,046	–	–
Established	8,249	6,829	2,191	–	–
Common Share Information					
Share Price					
High	1.30	1.40	1.35	1.60	2.30
Low	0.81	0.80	0.40	0.50	0.56
Close	0.99	0.93	1.00	0.60	1.50
Shares Traded (000's)	13,638	15,901	66,359	7,968	23,888
Number of shares outstanding (000's)	54,201	53,959	53,928	53,855	53,830
Weighted average shares outstanding (000's)	54,058	53,938	53,880	50,231	49,137

Directors

Kenneth F. Williamson [2]
Chairman, BlackRock Ventures Inc.
Independent Consultant
Toronto, Ontario

C. Bruce Burton [1,2]
Independent Consultant
Thornhill, Ontario

John Festival
President, BlackRock Ventures Inc.
Calgary, Alberta

Victor Luhowy [1]
President, BelAir Energy Corporation
Calgary, Alberta

Kent J. MacIntyre [1]
Vice Chairman and Chief Executive Officer,
Primewest Energy Trust
Calgary, Alberta

Seymour Schulich [2]
Chairman,
Newmont Capital Limited
Toronto, Ontario

[1] Audit Committee
[2] Governance Committee

Officers

John Festival
President

Don Cook
Vice President Finance,
Chief Financial Officer and Secretary

Brad Gardiner
Vice President Production

Timothy Kozmyk
Vice President Exploration

Address

400, 435 - 4th Avenue SW
Calgary, Alberta T2P 3A8
Phone: (403) 233-2253
Fax: (403) 263-0437

Bankers

Canadian Western Bank
Calgary, Alberta

Reserves Engineers

Sproule Associates Limited
Calgary, Alberta

Auditors

PricewaterhouseCoopers LLP
Calgary, Alberta

Legal

Bennett Jones LLP
Calgary, Alberta

Stock Symbol

The Toronto Stock Exchange "BVI"

Transfer Agent and Registrar

CIBC Mellon Trust Company

Shareholder correspondence
should be sent to:
CIBC Mellon Trust Company
600, 333 - 7th Avenue SW
Calgary, Alberta T2P 2Z1

Inquiries about shareholdings,
address changes, or lost
certificates should be directed to:
AnswerLine: (416) 643-5500 or
Toll-Free throughout North
America: 1-800-387-0825
Website: www.cibcmellon.ca or
E-mail: enquiries@cibcmellon.ca

Website

www.blackrock-ven.com

Annual Meeting

Tuesday, May 14, 2002
10:00 am at:
The Lecture Theatre
The Metropolitan Centre
333 - 4th Avenue SW
Calgary, Alberta

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Printed in Canada



BLACKROCK

400, 435 - 4th Avenue SW
Calgary, Alberta T2P 3A8
Phone: (403) 233-2253
Fax: (403) 263-0437
www.blackrock-ven.com